UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 27, 2013

DATE, TIME AND PLACE:

November 27, 2013 at 9:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Company’s Board of Diretors; and the Directors Messrs. Conrado Engel, José de Paiva Ferreira and Mr. José Antonio Alvarez Alvarez via videoconference; and the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. The Director, Mr. José Manuel Tejón de Borrajo was absent by justified reason. Also present as guests, the Vice-President Executive Officer of the Company Mr. Carlos Alberto López Galán and Mr. Ronaldo Yassuyuki Morimoto, Company´s Officer.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Ana Maria Imbiriba Corrêa, Company´s Executive Superintendent, to act as the Secretary.

AGENDA:

(a) To know the economic-financial result of the Company related to October, 2013; (b)  To ratify the appointment of the Company’s ombudsman; (c)  To approve the use of the prerogative provided for in Article 4 of Circular 3,641 relating to currency hedging operations and the statement of tax effects on the calculation of capital requirements; (d)  To approve the Company’s 2014 Calendar of Corporate Events; and (e)  To know the self-evaluation process for Compensation and Appointment Committee.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

[Free English Translation]

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions:

(a)        Knew the economic-financial result of the Company related to October, 2013;

It is registered that Mr. Carlos Alberto López Galán, Company´s Vice-President Executive Officer was present in the meeting, to clarifications related to item (a) of the Agenda.

(b)        Ratified the appointment of the Ombudsman of the Company, Mrs. Maria Lúcia Ettore do Vale, Brazilian citizen, married, banker, bearer of  Card Identification (“RG”) #16.302.720-1 – SSP/MG, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under #090.243.268-00, resident and domiciled in the city of São Paulo - São Paulo, with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 e 2235 – Bloco A – Vila Olímpia – São Paulo – SP, who will replace Mr. Miguel de Souza Lopes (RG nº M3421788 SSP/MG e CPF/MF nº 550.243.606-30), pursuant to article 17, item XXVIII, of the Company’s Bylaws, which term of office will be until December 21, 2014.

(c)        Approved the use of the prerogative provided for in Article 4 of Circular 3,641 relating to currency hedging operations and the statement of tax effects on the calculation of capital requirements;

It is registered that Mr. Ronaldo Yassuyuki Morimoto, Company´s Officer, was present in the meeting to clarifications related to item (c) of the Agenda.

(d)        Approved the Company’s 2014 Calendar of Corporate Events, pursuant to item 6.6 of the Level 2 Listing Rules, issued by the BM&FBovespa; and

(e)        Knew the self-evaluation process for Compensation and Appointment Committee.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, November 27, 2013. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Company’s Board of Diretors; the Directors Messrs. Conrado Engel, José Antonio Alvarez Alvarez and José de Paiva Ferreira; and Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this summary confers with the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 27, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer